UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 31, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

GREAT PANTHER RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2007 AND 2006

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER RESOURCES LIMITED

Consolidated Balance Sheets

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

	March 31,	December 31,
	2007	2006

Assets

Current assets:
Cash and cash equivalents	$5,579,424	$9,208,048
Amounts receivable, net	3,839,248	4,120,584
Inventory	677,203	605,127
Prepaid expenses and deposits	1,155,444	821,614
	11,251,319	14,755,373
Office equipment, net of accumulated amortization
of $62,623 (2006 - $51,006)	277,804	113,817
Mineral properties, plant and equipment	17,085,522	17,263,069

	$28,614,645	$32,132,259

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$318,124	$911,928
Income taxes payable	138,831	127,475
Current portion of long-term debt	1,076,739	1,182,814
	1,533,694	2,222,217
Long-term liabilities:
Long-term debt	108,937	104,127
Convertible payable note	1,218,498	1,163,799
Asset retirement obligations	98,403	92,285
	1,425,838	1,360,211

Shareholders’ equity:
Capital stock	47,306,821	46,393,145
Contributed surplus	6,188,501	6,077,864
Equity component of convertible note	1,006,000	1,006,000
Deficit	(28,846,209)	(24,927,178)

	25,655,113	28,549,831

	$28,614,645	$32,132,259

See accompanying notes to the unaudited interim consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Operations and Deficit

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

	March 31,	March 31,
	2007	2006

Mineral sales	$3,563,207	$452,529
Cost of sales	3,741,790	802,769
Amortization and depletion of mineral properties,
plant and equipment	811,999	53,020
	(990,582)	(403,260)

Expenses:
General and administrative:
Incurred (schedule)	1,218,907	716,356
Stock-based compensation	181,000	994,000
Mineral property exploration expenditures	1,275,203	259,701
Director fees:
Incurred	37,500	30,000
Stock-based compensation	-	306,000
Management fees	66,500	46,550
Amortization	11,617	5,298
	2,790,727	2,357,905

Other income (expenses):
Interest income	(138,140)	(17,750)
Interest expense	188,232	230,022
	50,092	212,272

Loss before provision for income taxes	(3,831,401)	(2,973,437)

Income tax	87,630	-

Loss for the period	(3,919,031)	(2,973,437)

Deficit, beginning of period:	(24,927,178)	(9,842,741)

Deficit, end of period	$(28,846,209)	$(12,816,178)

Diluted and basic loss per share	$(0.06)	$(0.06)

Weighted average number of common shares outstanding	70,300,454	48,246,462

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

	March 31,	March 31,
	2007	2006

Cash flows used in operating activities:
Loss for the period	$(3,919,031)	$(2,973,437)
Items not involving cash:
Amortization and depletion of mineral properties,
plant and equipment	811,999	53,020
Amortization	11,617	5,298
Stock-based compensation	181,000	1,299,500
Interest accretion on debt discount	54,699	20,958
Interest accretion on convertible note payable	59,633	-
Asset retirement obligations	6,118	-
Changes in non-cash operating working capital:
Amounts receivable	281,336	(782,605)
Inventory	(72,076)	-
Prepaid expenses and deposits	(333,830)	(47,950)
Accounts payable and accrued liabilities	(582,448)	(119,260)
Net cash used in operating activities	(3,500,983)	(2,544,476)

Cash flows used in investing activities:
Purchase of equipment	(810,056)	(716,100)
Repayment of long-term debt	(160,898)
Net cash used in investing activities	(970,954)	(716,100)

Cash flows from financing activities:
Increase in long-term debt	-	(3,165,843)
Proceeds from issuance of convertible note	-	2,020,000
Proceeds on exercise of warrants	748,813	1,321,936
Proceeds received in advance on exercise of warrants	-	(49,910)
Proceeds on exercise of options	94,500	467,865
Net cash from financing activities	843,313	594,048

Increase (decrease) in cash and cash equivalents	(3,628,624)	(2,666,528)

Cash and cash equivalents, beginning of period	9,208,048	5,295,397

Cash and cash equivalents, end of period	$5,579,424	$2,628,869

See accompanying notes to the unaudited interim consolidated financial statements.

Great Panther Resources Limited

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

1.	BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the previous year.

The preparation of financial data is based on accounting principles and practices consistent with those in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance Canadian generally accepted accounting principles have been condensed or omitted.

These unaudited interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, these unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.	NATURE AND CONTINUANCE OF OPERATIONS

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company is in the business of acquisition, production, development and exploration of mineral properties in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet date. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. For the three months ended March 31, 2007 and 2006, the Company recorded a loss of approximately $3,919,000 and $293,000, respectively, and used cash for operations of approximately $3,501,000 and $2,544,000, respectively. As at March 31, 2007, the Company had an accumulated deficit of approximately $28,846,000 and a positive working capital balance of $9,718,000.

The Management of the Company believes it has adequate funds to meet its obligations for the next twelve months, as they become due. The Company’s ability to continue on as a going concern in the longer term is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

GREAT PANTHER RESOURCES LIMITED

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation and the fair value assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

(b)	Inventory:

Inventory consists of concentrate inventories which are valued at the lower of average cost and net realizable value. Costs include all direct costs incurred in production, including mining, crushing and mill processing costs and an allocation of overhead and general and administrative costs. Supplies inventory, which includes the cost of consumables used in operations, such as fuel, grinding medians, chemicals and spare parts, are stated at the lower of average costs and replacement costs.

(c)	Mineral properties, plant and equipment and change in accounting policy:

Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit.

Once commercial production has commenced, production facilities and equipment, stated at cost, are depreciated using the straight-line method or units-of-production method, if sufficient reserve information is available, over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at March 31, 2007, the Company did not have a reliable estimate of reserves and therefore did not use units of productions method.

Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

GREAT PANTHER RESOURCES LIMITED

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):
(d)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur. This would necessitate a write down for asset impairment.

(e)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates based on the historical market metal prices and mineral content when title to the concentrates are transfers to the customer, which generally occurs on the date of shipment. Revenue is recorded in the consolidated statement of operations gross of treatment and refining costs paid to counter parties, included in cost of sales, under terms of the off take arrangements. Revenue from the sale of the concentrates are subject to adjustment upon final settlement based upon metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

(f)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(g)	Comparative figures:

Certain comparative figures have been reclassified to conform with the current period presentation.

GREAT PANTHER RESOURCES LIMITED

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

4.	AMOUNTS RECEIVABLE, NET:

	March 31,	December 31,
	2007	2006

Value added tax recoverable, net	$2,962,226	$3,002,521
Other	1,027,022	1,268,063
	3,989,248	4,270,584
Allowance for doubtful amounts	(150,000)	(150,000)

	$3,839,248	$4,120,584

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision for any amounts which may not be recoverable.

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT:

	March 31,	December 31,
	2007	2006

Topia Mine:
Mineral properties	$1,577,851	$1,577,851
Plant and equipment	5,320,285	5,002,155
Building and mobile equipment	383,086	383,086
Asset retirement obligations (i)	56,230	52,734
	7,337,452	7,015,826
Accumulated depreciation and depletion	(949,535)	(615,898)
	6,387,917	6,399,928

Guanajuato Mines:
Mineral properties	3,750,000	3,750,000
Plant and equipment	4,536,815	4,248,128
Buildings and mobile equipment	1,080,178	1,075,714
Land	2,480,539	2,480,539
Asset retirement obligations (i)	42,173	39,551
	11,889,705	11,593,932
Accumulated depreciation and depletion	(1,260,642)	(799,333)
	10,629,063	10,794,599

Other mineral properties - Santo Nino	68,542	68,542

	$17,085,522	$17,263,069

(i)	The Company’s asset retirement obligation relate to site-restoration and clean-up costs related to its Topia and Guanajuato mines.

Great Panther Resources Limited

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

A reconciliation of the provision for asset retirement obligations is as follows:

	March 31,	December 31,
	2007	2006

Balance – beginning of period	$92,285	$-

Liabilities incurred in the current period	-	92,285
Accretion expense	6,118	-

Balance – end of period	$98,403	$92,285

The provision for asset retirement obligations are based upon the following assumptions:

a.	The total undiscounted cash flow required to settle the obligation is approximately US$175,000
b.	Asset retirement obligation payments are expected to occur during fiscal year 2011
c.	A credit risk-free rate of 26.8% has been used to discount cash flows.

The continuity of the expenditures on the mineral properties for 2006 is as follows:

	Property
		Santo	San	Topia	Topia
	San	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi	March 31,
	Antonio	(a)	(b)	note 4(a)	note 4(a)	note 4(b)	(c)	(d)	2007

Exploration expenses:
Option payments	$ -	-	112,918	-	-	-	-	-	$ 112,918
Analysis	601	-	-	15,973	-	97,204	-	18,062	131,840
Drilling	-	-	-	313,743	-	141,151	-	343,130	798,024
Field costs	-	-	-	-	-	-	-	-	-
Geology	42,096	-	-	17,872	-	59,782	-	13,691	133,442
Miscellaneous	-	-	-	-	-	-	-	-	-
Project administration	26,737	-	-	-	-	-	-	72,243	98,980
	69,434	-	112,918	347,588	-	298,138	-	447,126	1,275,203

Cumulative expenses, beginning of period	233,870	386,933	425,465	3,325,140	168,144	2,354,821	369,788	766,817	8,030,978

Cumulative expenses, end of period	$ 303,304	386,933	538,383	3,672,728	168,144	2,652,960	369,788	1,213,943	$9,306,181

(a)	Santo Nino Project:

On March 13, 2007, the Company satisfied all conditions of an option agreement by paying the seven and final installments payment. By making cumulative installment payments of US$165,000 over a three year period, the Company is granted the ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

On December 7, 2006, the Company entered into a letter of intent for an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement will allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chirpa”, and “Santo Nino” by making certain scheduled cash payments, issuing certain shares in the capital of Altair and fulfilling certain work commitments on the property over a three year period.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

Great Panther Resources Limited

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)
b)	San Taco Project:

The Company did not make the required US$100,000 payment on February 28, 2006 and as a result forfeited all rights and options to the property.

c)	Virimoa Project:

On June 13, 2005, the Company signed an Option Agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. In consideration for the right and purchase option the Company must make payments totaling US$300,000 and issue 300,000 common shares of the Company as follows:

(i)	US$20,000 (paid) and issuance of 100,000 common shares (issued) upon registration of the option agreement;
(ii)	US$30,000 (paid) and issuance of 50,000 common shares on the first anniversary of registration of the option agreement.
(iii)	US$50,000 and issuance of 50,000 common shares on the second anniversary of registration of the option agreement.
(iv)	US$200,000 and issuance of 100,000 common shares on the third anniversary of registration of the option agreement.

If the option is exercised, the property owner will retain a 2% Net Smelter Return, half of which can be purchased by the Company for US$1,000,000.

d)	Mapimi Project

On September 11, 2006, the Company signed an Option Agreement to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly known as “Km 66”) in eastern Durango State, Mexico. In consideration for the right and purchase, the Company must make payments totalling US$3,000,000 and issue 500,000 common shares as follows:

(i)	US$20,000 (paid) within 30 days of the signing of the option agreement;
(ii)	US$80,000 (paid) and issuance of 200,000 common shares (issued) upon registration of the option agreement;
(iii)	US$200,000 and issuance of 200,000 common shares by the first anniversary of the date of signing the option agreement; and
(iv)	US$500,000 and issuance of 100,000 common shares by the second anniversary of the date of signing the option agreement.
(v)	US$700,000 by the third anniversary of the date of signing the option agreement.
(vi)	US$1,500,000 by the fourth anniversary of the date of signing the option agreement.

If the option is exercised, the vendors will retain a 3% Net Smelter Return, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

Great Panther Resources Limited

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

6.	LONG-TERM DEBT:

(a) Long-term debt:

	March 31,	December 31,
	2007	2006
Topia mine acquisition (note 4(a)) carrying value of debt assumed of US$373,477 (“Cienega debt”), without interest and discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smelter Royalty or US$25,000 per shipment, whichever is higher and is secured by a general security agreement over the assets of the Topia operations. The remaining debt balance is fully repayable on the third anniversary of the acquisition on June 30, 2008.	$431,217	$569,886

Topia mine acquisition (note 4(a)) carrying value of US$646,919 (“Caneles debt”), without interest and discounted at an effective interest rate of 26.8% per annum, payable in two payments of US$300,000 and US$346,919 due June 2008 and 2009 respectively. Terms of the agreement requires retirement of the Caneles debt upon full payment of the Cienega debt.	746,933	753,855

Arcoiris concession acquisition carrying value of US$200,000, without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged payments over three years.	230,920	233,060
	1,409,070	1,556,801
Less: unamortized discount	(223,394)	(269,860)
	1,185,676	1,286,941
Current portion	1,076,739	1,182,814

	$108,937	$104,127

The face value of annual gross principal repayments on long term debt based on management’s future estimates of payments under the Topia Mine Net Smelter Royalty, are as follows:

2007	$1,293,610
2008	115,460

$1,409,070

Interest accreted on long-term debt totaled $585,646 in 2006 (2005 - $357,011).

(b) Convertible note payable:

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010. The note is convertible into common shares of the Company at a price of CDN$1.32 per share at the holders’ option at any time. The conversion feature of the note had a fair value of $1,006,000 using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature of the note was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge. Interest accreted on the note payable was $204,498.

Great Panther Resources Limited

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

6.	LONG-TERM DEBT (continued):

(b) Convertible note payable (continued):

The continuity of the convertible loan note is as follows:

	March 31,	December 31,
	2007	2006

Convertible note – face value	$2,020,000	$2,020,000

Less: unamortized discount	(801,502)	(856,201)

	$1,218,498	$1,163,799

7.	CAPITAL STOCK:
	(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:

The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value

Balance, December 31, 2006	69,797,348	$46,393,145

Exercise of “I” warrants at $0.90 per share	105,000	94,500
Exercise of “J” warrants at $0.90 per share	442,500	398,250
Exercise of agent warrants	284,514	256,063
Exercise of options	137,500	94,500
Reclass from contributed surplus on exercise of options	-	70,363
Balance, March 31, 2007	70,766,862	$47,306,821

No preferred shares have been issued.

(c)	Contributed surplus:

Stated
value

Balance, December 31, 2006	$6,077,864

Reclassification to common shares on exercise of options	(70,363)
Stock-based compensation for non-employee awards	181,000
Balance, March 31, 2007	6,188,501

Great Panther Resources Limited

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

7.	CAPITAL STOCK (continued):

(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan, options must be non-transferable and may not exceed 20% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding common shares to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

The continuity of common stock options as at March 31, 2007 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		March 31,
price	Expiry date	2006	Granted	expired	Exercised	2007

0.45	February 8, 2009	490,000	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	200,000	-	-	-	200,000
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	75,000	-	-	(25,000)	50,000
0.45	July 26, 2010	580,000	-	-	(20,000)	560,000
0.60	September 29, 2007	125,000	-	-	(30,000)	95,000
0.90	January 5, 2011	1,551,700	-	-	(25,000)	1,526,700
0.90	December 31, 2007	237,500	-	-	(37,500)	200,000
0.90	January 14, 2008	400,000	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	400,000
2.65	December 6, 2011	2,295,000	-	(45,000)	-	2,250,000
2.65	March11, 2012	-	165,000	-	-	165,000

		6,584,200	165,000	(45,000)	(137,500)	6,566,700

Weighted average exercise price		$ 1.50	$ 2.65	$ 2.65	$ 0.69	$ 1.54

As at March 31, 2007, all share options are fully vested.

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. For the quarter ended March 31, 2007, the Company recorded compensation expense for the fair value of employee stock options of “nil” (FY06-Q1 $306,000) for stock options that were granted during the period.

Great Panther Resources Limited

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

7.	CAPITAL STOCK (continued):

(d)	Stock options and warrants:

The Company applies the fair value based method of accounting for non-employees stock options granted after January 1, 2002. For the quarter ended Marc 31, 2007, the Company recorded compensation expense for the fair value at stock options of $181,000 (FY06-Q1 $993,500) granted during the year. The weighted average fair value of options granted during the year was $2.65. The average fair value per option was determined using the following weighted average assumptions:

Risk-free interest rate	3.94%
Dividend paid	0.9%
Expected life	5.0 years
Volatility	71.0%

(e)	Warrants:

The continuity of warrants for 2006 is as follows:

			Balance				Balance
	Exercise		December 31,				March 31,
Series	price	Expiry date	2006	Issued	Exercised	Expired	2007

Series "I" Warrants	0.90	Nov. 30, 2007	3,906,200	-	(105,000)	-	3,801,200
Agents' Warrants	0.90	Nov. 30, 2007	200,920	-	(20,160)	-	180,760
Series "J" Warrants	0.90	Dec. 20, 2007	5,034,300	-	(442,500)	-	4,591,800
Agent’s Warrants	0.90	Dec. 20, 2007	553,084	-	(264,354)	-	288,730
Series "K" Warrants	2.65	June 1, 2008	3,621,999	-	-	-	3,621,999
Broker Warrants	2.65	June 1, 2008	479,375	-	-	-	479,375

			13,795,878	-	(832,014)	-	12,963,864

8.	RELATED PARTY TRANSACTIONS:

The Company entered into the following transactions with related parties:

	Three months	Three months
	ended	ended
	March 31, 2007	March 31, 2006

Consulting fees paid or accrued to a company controlled by a director of the Company	$70,500	$46,900

Consulting fees paid or accrued to a company controlled by an officer of the Company	61,974	27,564

Management fees paid or accrued to a company controlled by a director of the Company	66,500	46,550

Office and administration fees paid or accrued to a company controlled by a director of the Company	$9,660	$25,363

Great Panther Resources Limited

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months ended March 31, 2007 and 2006

9.	SUBSEQUENT EVENTS:

Subsequent to March 31, 2007, the Company received proceeds of $97,200 from the exercise of 108,000 warrants.

	March 31,	March 31,
	2007	2006

Accounting and audit	$109,474	$42,571
Bank charges and interest	1,255	13,215
Consulting	419,616	150,785
Filing fees	44,889	31,250
Foreign exchange	95,457	94,550
General exploration expenses	79,587	11,274
Insurance	39,183	33,028
Investor relations	171,859	91,240
Legal	61,016	69,957
Office costs	4,500	3,000
Office supplies	85,033	84,664
Printing	12,533	11,940
Rent	21,721	26,646
Telephone	3,108	6,454
Transfer agent fees	11,802	6,464
Travel	57,874	39,318

	$1,218,907	$716,356

MANAGEMENT DISCUSSION AND ANALYSIS

for the Period Ended March 31, 2007

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended March 31, 2007

This Management’s Discussion and Analysis (“MD&A”) prepared as of May 2, 2007, reviews the activities of Great Panther Resources Limited (“Great Panther” or the “Company”) for the financial period ending March 31, 2007, and other material events up to the date of this report. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the accompanying notes, and the audited consolidated financial statements and the accompanying notes and the MD&A contained in the Company’s Annual Report for the fiscal year ended December 31, 2006.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in this document.

DESCRIPTION AND OVERVIEW OF BUSINESS

Great Panther Resources Limited is an active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company was previously listed on the TSX Venture Exchange under the same symbol prior to graduating to the senior exchange in November 2006. The Company’s current activities are focused on the mining of precious and base metals from its wholly owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other properties in Mexico.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Mineras Exploraciones el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended March 31, 2007

Selected Quarterly Information:

	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1	FY05-Q4	FY05-Q3	FY05-Q2
Revenue	$3,563,207	3,508,675	2,041,005	1,067,233	452,529	-	-	$ -
Total cash production costs	3,741,790	3,293,910	2,172,970	849,398	802,769	-	-	-
General and administrative (incurred)	1,218,907	362,106	95,663	1,698,294	716,356	929,018	764,300	294,328
Stock-based compensation	181,000	3,165,270	23,216	184,788	1,299,500	29,500	268,600	14,106
Loss for the period	(3,919,031)	(7,785,139)	(1,289,174)	(3,036,687)	(2,973,437)	(1,538,101)	(1,625,298)	(806,327)
Basic loss per share	(0.06)	(0.11)	(0.02)	(0.06)	(0.06)	(0.07)	(0.07)	(0.03)
Cash and cash equivalents	5,579,424	9,208,048	12,941,744	16,173,126	2,628,869	5,295,397	3,069,139	896,440
Current assets	11,251,319	14,755,373	18,483,031	19,723,684	4,644,454	6,480,430	3,986,600	1,528,001
Working capital	$9,717,625	12,533,156	14,958,996	16,519,943	2,856,603	1,407,474	3,149,341	$1,189,586

Certain comparative figures for 2006 and 2005 have been reclassified to conform with current period presentations.

FIRST QUARTER REVIEW

For the three months ended March 31, 2007 (“FY07-Q1”) output at the Company’s two 100% owned mines in Mexico increased by 38% over the previous quarter (“FY06-Q4”) to 318,443 silver equivalent ounces (Ag Eq Oz). The increase was mainly due to significant improvements in the head grades at the Guanajuato Silver-Gold Mine where output approximately doubled, over the same period. Guanajuato yielded 146,552 Ag Eq Oz in FY07-Q1, almost as much as in the entire 6 months from start-up to the end of 2006.

Production highlights from FY07-Q1 include:

•	A 38% quarter-over-quarter increase in overall production from 230,040 to 318,443 Ag Eq Oz, width="600"
•	Average silver and gold grades at Guanajuato increased by 53% and 40%, respectively, quarter-over-quarter,
•	Silver and gold grades at Guanajuato rose steadily through the first quarter, increasing by 100% and 65%, respectively, from 59 g/t and 0.51 g/t in December 2006 to 119 g/t and 0.85 g/t in March 2007.

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended March 31, 2007

•	With the increase in grades, average silver and gold recoveries at Guanajuato increased by 9% and 7%, respectively, to 71.5% and 70.2% for the quarter,
•	Throughput at Guanajuato increased by 25% to 49,761 tonnes in Q1 2007,
•	Production at Topia was up 10% over the previous quarter as a 13% increase in tonnage was partially offset by a 5% decrease in grade.

Gross revenue for the quarter ended March 31, 2007 was $3,563,207 compared to $452,529 for the same period last year. The increased production at the two mines has resulted in the increase in revenues. Cumulative throughput for the Topia and Guanajuato operations for the quarter was 57,922 tonnes compared to 3,700 tonnes for the same period last year.

The Company is continuing its refurbishments of both its plants at Topia and Guanajuato in order to increase overall capacity. Work is continuing to put the third ball mill at Topia back into production. Efficiencies will be created as the plant’s current production levels will be adequately handled by the larger third ball mill, thus allowing the two smaller ball mills to be activated only as production levels increase. Work is also continuing underground at both Topia and Guanajuato. At Topia, several new faces (Mina 80, Mina Elisa, Mina Dura, Mina Animas 1420 and Mina Animas) are being further developed to increase production levels and as a result, additional costs are being incurred. Similarly at Guanajuato, site preparation expenditures at San Vicente, Cata and Rayas have increased overall production costs. Although there are future benefits associated with these expenditures, the Company elected to expense these costs as incurred. Overall cash costs of sales for the three months ended March 31, 2007 was $3,741,790 and amortization and depletion of mineral property, plant and equipment was $811,999.

Overall general & administrative expenses (“G&A”) (incurred) was $1,218,907 for FY07-Q1 compared to $716,356 for FY06-Q1. This increase is reflective of the growth of the Company over the twelve month period where during this time, the Company’s employee base has grown from approximately 100 to approximately 450. The Company’s operations also expanded into Guanajuato over this time as the mine was put back into production in mid-2006. In FY06-Q1, the Company’s only operating mine was Topia.

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended March 31, 2007

Accounting and audit related costs in FY07-Q1 was $109,474 compared to $42,571 for the same period last year. This increased cost is largely attributed to the complexity of the Company’s accounting process with fully operating subsidiaries in Mexico. Additional personnel are being added in this department as the growth of the Company’s accounting functions necessitates the increase in staffing levels. Additional costs are anticipated over the year as a result of documenting and testing the Company’s internal controls related to the Sarbanes-Oxley Act, a regulatory requirement required by the United States Securities and Exchange Commission.

Consulting fees for the quarter ended March 31, 2007 increased from $150,785 in FY07-Q1 to $419,616. Costs associated with the development of various technical reports and the addition of technical and professionally qualified personnel necessitated by the growth of the Company’s Mexican operations has attributed to the increased costs.

General exploration expenses for FY07-Q1 were $79,587 compared to $11,274 for FY06-Q1. This increase can be largely attributed to the Company’s commitment to further develop its mineral properties as a subsidiary, solely responsible for exploration, was established.

Investor relations costs were $171,859 and $91,240 for the three months ended March 31 2007 and March 31, 2006 respectively. The increased costs can largely be attributed to the continued strategy to promote the Company in Canada, the United States and Europe. Expenditures in investor relations are necessary to attract new investors and to inform current shareholders of the Company’s progress.

Project exploration costs for the three months ended March 31, 2007 was $1,275,203 compared to $259,701 for the three months ended March 31, 2006. This increase can be largely attributed to an aggressive strategy to further define the resources of the Company’s mineral properties for future exploitation.

PRIMARY MINING PROPERTIES

Topia Mine

The Topia operations processed 8,161.2 tonnes of ore for the three months ended March 31, 2007. Additional throughput of 3,218.9 tonnes was also processed during FY07-Q1 in the form of custom milling service for local miners. This service uses up some of the excess plant capacity and helps to increase efficiencies and lower overall costs.

	FY06-Q1	FY06-Q2	FY06-Q3	FY06-Q4	FY07-Q1
Tonnes milled	3,699.7	4,592.2	6,948.3	7,204.8	8,161.2

Gold ounces	69.2	85.4	106.4	145.0	148.0
Silver ounces	40,138.3	52,859.1	49,085.8	65,921.6	72,436.5
Lead tonnes	121.3	145.2	153.0	208.5	203.5
Zinc tonnes	130.8	166.4	201.8	244.8	252.4

Silver equivalent ounces (Ag eq)	90,381	115,672	121,166	156,556	171,891

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended March 31, 2007

The Company has seen a steady growth in production levels at Topia. Silver equivalent production (Ag eq) for the three months ended March 31, 2007 was 171,891 oz. compared to 90,381 oz. for the three months ended March 31, 2006.

Production costs at Topia were CDN$1,673,188 for FY07-Q1 of which $135,889 was the cost associated with custom milling.

	$CDN Cost	US$ Cost per tonne	US$ Cost/oz (Ag eq)
Cash production costs	$ 697,509	-	-
Cash cost allocated to custom milling	$ 135,889	-	-
Net cash production cost	$ 561,620	$ 59.69	$ 2.83
Site preparation and other costs	$ 624,651	$ 66.39	$ 3.15
Transportation and smelter	$ 351,028	$ 37.31	$ 1.77

	$ 1,537,299	$ 163.39	$ 7.75

Eleven principal mineralized vein structures have been defined on the Topia Mine property, of which development and exploitation is presently taking place on five, including La Dura. Surface and underground drilling over the course of 2007 will target nine of the eleven veins in an effort to expand the Topia Mine mineral resource, and the number of veins being developed and exploited. The recent nine-hole, 637.3 metre

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended March 31, 2007

underground drilling program at La Dura is part of the plan to test a 165 metre vertical interval (between the 1420 and 1585 levels) along a 600 metre strike length. These holes represent a 200m horizontal by 50m vertical portion of that block. To date, there has been no exploitation below the 1625 level in this part of the La Dura Mine. Mine levels are named according to their elevation above mean sea level and the town of Topia sits at an elevation of 1650 metres, such that most mine levels are accessed via adits from the sides of the mountains.

Underground drilling in the deeper portions of the La Dura vein is continuing to demonstrate high grades of silver, gold, lead and zinc, up to 55.7 oz/t Ag Eq. In particular, gold grades up to 7.21g/t in the drilling are significantly higher than the historical average (less than 1.0g/t) for the Topia Mine.

An ongoing surface drilling program at Topia, in conjunction with the underground drilling, is designed to double the NI 43-101 resources by the end of the year. The first NI 43-101 resource for the mine, reported on December 28, 2006, contained 3,625,603 oz of Ag Equivalent in the Measured and Indicated categories and an Inferred Resource of 1,418,900 oz of Ag Equivalent.

Guanajuato Mine

On a month-by-month basis in FY07-Q1, grades at the Guanajuato mines steadily increased as production from higher grade stopes made a greater contribution to daily throughput. In June 2006, when the Company commenced production, low grade stockwork zones were mined as refurbishment of the plant and development of the mines’ infrastructure continued. The development of, and subsequent production from higher grade areas did not commence until late January 2007.

	FY06-Q1	FY06-Q2	FY06-Q3	FY06-Q4	FY07-Q1
Tonnes milled	-	10,072.6	36,106.3	39,932.0	49,761.0

Gold ounces	-	180.6	387.4	419.7	798
Silver ounces	-	13,735.3	39,245.9	52,498.8	106,646

Silver equivalent ounces (Ag eq)	-	22,986	58,615	73,484	146,552

The month-over-month increase in grades at Guanajuato and the overall increase in output are expected to continue over the next two quarters. The Company is continuing to experience rapid and strong growth at Guanajuato. Surface and underground drilling are ongoing and the Company is continuing the development of long term mine plan for the mine. Lower levels of the Guanajuato Mine are being prepared for a program of deep diamond drilling.

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended March 31, 2007

Total cash operating costs for the Guanajuato operations totaled $2,068,601.

	$CDN Cost	US$ Cost per tonne	US$ Cost/oz (Ag eq)
Cash production cost	$ 1,400,517	$ 24.41	$ 8.29
Site preparation and other costs	$ 531,068	$ 9.26	$ 3.14
Transportation and smelter	$ 137,016	$ 2.39	$ 0.81

	$ 2,068,601	$ 36.06	$12.24

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company, through its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (“MMR”), currently has options on three significant exploration properties known as the Mapimi Project, the San Antonio Project, and the Virimoa Project.

Mapimi Project

The Company is continuing an initial exploration program that began in December 2006. During the quarter, detailed geological mapping and re-sampling of outcrops, adits and trenches was undertaken and an airborne geophysical survey was completed. A 5,000 metre core drilling program, which also commenced in December 2006, is ongoing. The drilling to date, has so far focused on the La Gloria and Las Palmitas Zones in an attempt to confirm, and better delineate, previous reverse circulation and core drilling of Coeur d’Alene Mines

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended March 31, 2007

Corp., completed in 1997-98. Data from Coeur d’Alene’s drilling was used by Wardrop Engineering to calculate the current NI 43-101 Inferred Mineral Resource on these two zones (Great Panther news release September 11, 2006), of 22.3 million ounces of silver equivalent (Ag Eq), contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq).

Highlights of Great Panther’s 2007 drilling program include 155 g/t Ag Eq over 46.75 metres (including 262 g/t Ag Eq over 16.00 metres and 208 g/t Ag Eq over 3.30 metres) in hole SK07-04 in the La Gloria Zone and 173 g/t Ag Eq over 62.40 metres in hole SK07-09, also in La Gloria. Drilling on the Las Palmitas Zone was highlighted by 147 g/t Ag Eq over 16.95 metres in hole SK07-01. A plan map of the Las Palmitas and La Gloria Zones with drill hole locations is posted on the Great Panther website at www.greatpanther.com.

Work to date on the Mapimi Property has been highly encouraging as drilling confirms and extends known silver-lead-zinc mineralization while geophysical surveys indicate the potential for several other similar zones lying under cover of shallow overburden. As results come in from the Induced Polarization (IP) geophysical survey, new outlying targets will also be tested. The goal of the program is to substantially increase the aforementioned NI 43-101 resource and determine the potential for an open pit mine.

San Antonio Project

Under the terms of an option agreement with Altair Ventures Inc., whereby the Company is the operator of the project, geological mapping and sampling was initiated on the San Antonio Project.

Virimoa Project

No field work was conducted on the Property during the three months ended March 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

Although the Company currently has operations that are generating cash flow, the economic viability of the operations has not been fully qualified. The financial success of the Company relies on management’s ability to continue the successful rehabilitation, development and operations of its mines, to develop its exploration properties, and ultimately achieve profitable operations. This process can take years and is largely based on factors that are beyond the control of Great Panther.

In order to finance its operations, exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards Great Panther. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding, if required, would be available to finance the Company’s future activities.

Cash and Financial Conditions

The Company had a cash (and cash equivalents) balance of $5,579,424 as at March 31, 2007 as compared to $9,208,048 as at December 31, 2006. This decrease is largely attributed to expenses incurred in exploration and the purchase of capital assets.

The Company had working capital of $9,717,625 as at March 31, 2007 compared with working capital of $12,533,156 as at December 31, 2006. Working capital, together with the anticipated exercise of outstanding warrants, should be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months.

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended March 31, 2007

Investing Activities

For the three months ended March 31, 2007, the Company had a net cash outflow from investing activities of ($970,954). The Company spent $810,056 on capital assets and made debt payments totalling $160,898 on its mineral properties.

Financing Activities

For the three months ended March 31, 2007, the Company raised proceeds of $748,813 though the exercise of warrants and $94,500 through the exercise of options.

Subsequent to March 31, 2007, the Company received proceeds of $108,000 on the further exercise of warrants and options.

Outlook

Great Panther continues to experience rapid and strong growth at its two mines. The refurbishing of plants at both mines is continuing and the third ball mill at each of the two operations is still in the testing phase, with both scheduled to be operational by mid-2007. Mine development in new areas is underway at both mines in order to provide additional working faces and higher levels of production.

The month-over-month increase in grades at Guanajuato and the overall increase in output are expected to continue over the next two quarters. Combined with planned increases at Topia, the level of production should continue to increase at a significant rate over at least the next 6 months. As such, the Company is maintaining its targeted output for 2007 at approximately 2,500,000 Ag Eq Oz. Management emphasizes, however, that this remains a target as the Company works towards a defined reserve base at both operations. Variations in production grades and tonnages, as well as other factors, can affect the final output, and production targets will be revised quarterly.

It is anticipated that for the next twelve months, Great Panther will not be relying on the equity markets to meet its financing needs. The Management of the Company believes that there are adequate funds currently available to maintain its current operations.

Liabilities

The following table outlines the contractual payment with regards to the Company’s property acquisitions:

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended March 31, 2007

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Consulting fees paid or accrued to a company controlled by a director of the Company	$70,500	$46,900
Consulting fees paid or accrued to a company controlled by an officer of the Company	61,974	27,564
Management fees paid or accrued to a company controlled by a director of the Company	66,500	46,550
Office and administration fees paid or accrued to a company controlled by a director of the Company	$9,660	$25,363

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 70,874,862 common shares issued and, 19,422,564 warrants and options outstanding.

The convertible note of $2,020,000 carries a conversion feature whereby it may be converted into 1,530,303 common shares of the Company at $1.32 per share.

Fully diluted, the issued and outstanding shares of the Company would be 90,297,426.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther can be found on SEDAR at www.sedar.com or the Company’s website at www.greatpanther.com.

Form 52-109F2 Certification of Interim Filings

I Robert A. Archer, President and Chief Executive Officer of Great Panther Resources Limited, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Panther Resources Limited, (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 11, 2007

“Robert A. Archer”

Robert A. Archer

President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I Kaare G. Foy, Chief Financial Officer of Great Panther Resources Limited, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Panther Resources Limited, (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 11, 2007

“Kaare G. Foy”

Kaare G. Foy

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: June 1, 2007